SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    --------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2005

                                   Serono S.A.
                    ----------------------------------------
                               (Registrant's Name)

                            15 bis, Chemin des Mines
                                 Case Postale 54
                                CH-1211 Geneva 20
                                   Switzerland
                    ----------------------------------------
                    (Address of Principal Executive Offices)

                                     1-15096
                    ----------------------------------------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X   Form 40-F
               ---            ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).)
                                                       -----

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).)
                                                       -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
         ---     ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-       )
                                                 ------


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                                                                          SERONO


Media Release


FOR IMMEDIATE RELEASE
---------------------




                     SERONO SHAREHOLDERS APPROVE RESOLUTIONS
                            AT ANNUAL GENERAL MEETING


GENEVA, SWITZERLAND, APRIL 26, 2005 - Serono (virt-x: SEO and NYSE: SRA)

Serono announced that its shareholders have approved all the resolutions at the Annual General Meeting of shareholders, held today in Lausanne, Switzerland.

Shareholders approved the following main resolutions:

     -    A cash dividend of CHF 131.1 million or $110.1 million(1)
          (2003: CHF123.9 million or $96.8 million)
     -    Gross dividend per bearer share of CHF 9.00 or $7.56
          (2003: CHF8.00 or $6.25)
     - Gross dividend per American Depositary Share of CHF 0.23 or $0.19 (2003: CHF0.20 or $0.15625)
     -    Gross dividend per registered share of CHF 3.60 or $3.03
          (2003: CHF3.20 or $2.50)

The dividend for bearer shares will be paid as of April 29, 2005, net of the 35% Swiss withholding tax. The total cash pay-out in Swiss Francs (CHF) represents an increase of 5.8% for the financial year 2004 compared with 2003. The dividend pay-out ratio in relation to earnings per share is 21.2% for 2004 compared to 24.3% for 2003.

Shareholders approved the cancellation of 962,435 bearer shares, with a par value of CHF 25.00 each, purchased by the company under its second share buyback program, announced on May 25, 2004.


-------------------
1 All dollar figures are based on prevailing exchange rates. Final equivalent US$ amounts may differ depending on exchange rates on the date of the payment.


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Shareholders approved the re-election for one year of:
     -    Mr. Georges Muller (Chairman)
     -    Mr. Ernesto Bertarelli (Vice Chairman and Managing Director)
     -    Mr. Pierre E. Douaze
     -    Mr. Patrick Gage
     -    Mr. Bernard Mach
     -    Mr. Sergio Marchionne
     -    Mr. Jacques Theurillat

Mr. Hans Thierstein did not seek a re-election. Mr. Georges Muller, on behalf of the Board as a whole, the employees and the shareholders of Serono SA, thanked him very much for his remarkable contribution to the company during 25 years, in particular regarding its international development and its listing on the Stock Exchange.

Shareholders elected Mr. Alberto Togni as a new member of the Board of Serono SA for a one-year statutory term. Until 2004, Mr. Togni served as member of the Board of the Swiss National Bank, delegated by the Swiss Federal Council, and he is a member of an Advisory Board of the International Monetary Fund. Mr. Togni was the Executive Vice Chairman of the Board of Directors of UBS since 1998. He has stepped down from all his functions within UBS on April 21, 2005.

The annual report, the accounts of Serono SA and the consolidated accounts of the Serono group for the year 2004 were approved.


                                       ###

Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 16, 2005. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, the outcome of government investigations and litigation and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

                                       ###


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
ABOUT SERONO
Serono is a global biotechnology leader. The Company has eight biotechnology products, Rebif(R), Gonal-f(R), Luveris(R), Ovidrel(R)/Ovitrelle(R), Serostim(R), Saizen(R), Zorbtive(TM) and Raptiva(R). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth and has recently entered the psoriasis area. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas, including oncology. Currently, there are approximately 30 ongoing development projects.

In 2004, Serono achieved worldwide revenues of US$2,458.1 million, and a net income of US$494.2 million, making it the third largest biotech company in the world. Its products are sold in over 90 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).


FOR MORE INFORMATION, PLEASE CONTACT:

CORPORATE MEDIA RELATIONS:  CORPORATE INVESTOR RELATIONS:
Tel:   +41 22 739 36 00     Tel:   +41 22 739 36 01
Fax:   +41 22 739 30 85     Fax:   +41 22 739 30 22
http://www.serono.com       Reuters: SEO.VX / SRA.N
---------------------       Bloomberg: SEO VX / SRA US

MEDIA RELATIONS, USA:       INVESTOR RELATIONS, USA:
Tel:   +1 781 681 2340      Tel:   +1 781 681 2552
Fax:   +1 781 681 2935      Fax:   +1 781 681 2912
http://www.seronousa.com
------------------------


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
                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        SERONO S.A.
                                        a Swiss corporation
                                        (Registrant)


April 26, 2005                     By:  /s/ Stuart Grant
                                        ------------------------------
                                        Name:  Stuart Grant
                                        Title: Chief Financial Officer